UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

AnPac Bio-Medical Science Co., Ltd.
(Name of Issuer)

Class A Ordinary Shares Class B Ordinary Shares
(Title of Class of Securities)

Class A Ordinary Shares: G0393E107 Class B Ordinary Shares: N/A
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	Class A: G0393E107 ; Class B: N/A

1	Names of Reporting Persons:
Zhangjiang Gu Ke Company Ltd.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
859,200 shares of Class A Ordinary Shares (2) 351,300 shares of Class B Ordinary Shares (1) (2)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
859,200 shares of Class A Ordinary Shares (2) 351,300 shares of Class B Ordinary Shares (1)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
859,200 shares of Class A Ordinary Shares 351,300 shares of Class B Ordinary Shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.35% of Class A Ordinary Shares (3) 12.27% of Class B Ordinary Shares (3)
12	Type of Reporting Person (See Instructions)
CO

(1)	Each share of Class A Ordinary Shares is entitled to one vote per share, whereas each share of Class B Ordinary Share is entitled to ten (10) votes per share.

(2)	Lin Ling is Director of Zhangjiang Gu Ke Company Ltd. (“Zhangjiang”) and may be deemed to hold shared voting and dispositive power over shares held by Zhangjiang.

(3)	The calculations in the table below are based on 12,055,760 ordinary shares (including 9,192,660 Class A ordinary shares and 2,863,100 Class B ordinary shares) outstanding as of February 10, 2021.

SCHEDULE 13G

CUSIP No.	Class A: G0393E107; Class B: N/A

1	Names of Reporting Persons
Lin Ling
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☒
3	Sec Use Only

4	Citizenship or Place of Organization
China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
859,200 shares of Class A Ordinary Shares (2) 351,300 shares of Class B Ordinary Shares (1) (2)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
859,200 shares of Class A Ordinary Shares (2) 351,300 shares of Class B Ordinary Shares (1) (2)
	8	Shared Dispositive Power
0

9	Aggregate Amount Beneficially Owned by Each Reporting Person
859,200 shares of Class A Ordinary Shares 351,300 shares of Class B Ordinary Shares
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
9.35% of Class A Ordinary Shares (3) 12.27% of Class B Ordinary Shares (3)
12	Type of Reporting Person (See Instructions)
IN

(1)	Each share of Class A Ordinary Shares is entitled to one vote per share, whereas each share of Class B Ordinary Share is entitled to ten (10) votes per share.

(2)	Lin Ling is Director of Zhangjiang Gu Ke Company Ltd. (“Zhangjiang”) and may be deemed to hold shared voting and dispositive power over shares held by Zhangjiang.

(3)	The calculations in the table below are based on 12,055,760 ordinary shares (including 9,192,660 Class A ordinary shares and 2,863,100 Class B ordinary shares) outstanding as of February 10, 2021.

Item 1.

(a)	Name of Issuer: AnPac Bio-Medical Science Co., Ltd.

(b)	Address of Issuer’s Principal Executive Offices: 801 Bixing Street, Bihu County Lishui, Zhejiang Province 323006, People's Republic of China

Item 2.

(a)	Name of Person Filing: (1) Lin Ling (2) Zhangjiang Gu Ke Company Limited

(b)	Address of Principal Business Office or, if None, Residence:

 Commence Chambers, P.O. Box 2208, Road Town, Tortola, British Virgin Islands.

(c)	Citizenship: (1) Lin Ling: China (2) Zhangjiang Gu Ke Company Limited: British Virgin Islands

(d)	Title and Class of Securities: Class A Ordinary Shares, par value $0.01 per ordinary share Class B Ordinary Shares, par value $0.01 per ordinary share

(e)	CUSIP No.: Class A Ordinary Shares: G0393E107 Class B Ordinary Shares: N/A

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

The percentages of ownership set forth below are based on 12,055,760 ordinary shares (including 9,192,660 Class A ordinary shares and 2,863,100 Class B ordinary shares) outstanding as of February 10, 2021.

	Name	Class A (1)	Class B (1)
(a) Amount Beneficially Owned	Lin Ling (2)	859,200	351,300
	Zhangjiang Gu Ke Company Limited	859,200	351,300
(b) Percentage of class	Lin Ling	9.35%	12.27%
	Zhangjiang Gu Ke Company Limited	9.35%	12.27%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
	Lin Ling	0	0
	Zhangjiang Gu Ke Company Limited	859,200	351,300
(ii) Shared power to vote or to direct the vote:
	Lin Ling	859,200	351,300
	Zhangjiang Gu Ke Company Limited	0	0
(iii) Sole power to dispose or to direct the disposition of:
	Lin Ling	0	0
	Zhangjiang Gu Ke Company Limited	859,200	351,300
(iv) Shared power to dispose or to direct the disposition of:
	Lin Ling	0	0
	Zhangjiang Gu Ke Company Limited	859,200	351,300

(1)	Each share of Class A Ordinary Shares is entitled to one vote per share, whereas each share of Class B Ordinary Share is entitled to ten (10) votes per share.
(2)	Lin Ling of Zhangjiang Gu Ke Company Ltd. (“Zhangjiang”) and may be deemed to hold shared voting and dispositive power over shares held by Zhangjiang.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8. Identification and classification of members of the group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit A – Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

Lin Ling

/s/ Lin Ling
Lin Ling

Zhangjiang Gu Ke Company Limited

/s/ Lin Ling
Lin Ling
Director

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is not accurate. The undersigned each expressly authorize each other to file any and all amendments to such statement on their behalf. The undersigned agree that this joint filing agreement may be signed in counterparts.

Dated: February 11, 2021

Lin Ling

/s/ Lin Ling
Lin Ling

Zhangjiang Gu Ke Company Limited

/s/ Lin Ling
Lin Ling
Director